Networking Partners, Inc.
                                 857 Sarno Road
                            Melbourne, Florida 32935
                                 (321) 984-8858

                                  June 16, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Jan Woo, Esq. Attorney-Advisor
            and
            Barbara C. Jacobs, Assistant Director
            Division of Corporation Finance

Re:         Networking Partners, Inc.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed on May 27, 2011
            File No. 333-173790

Dear Madam or Sir,

     This letter is in response to your letter to me of June 14, 2011, regarding the above referenced matter ("Comment Letter"). Networking Partners, Inc. is not filing an amendment to the referenced Form S-1 ("amendment") along with this letter. The purpose of this letter is to resolve the first two comments in the Comment Letter.

     Our responses to the first two comments in the Comment Letter follow:

General

1. WE NOTE A RECENT PRESS RELEASE BY THE COMPANY ON MAY 19, 2011 THAT STATES:

     "NOW, I HAVE TO MAKE A FULL DISCLOSURE HERE. I AM A DIRECTOR OF NETWORKING PARTNERS INC., A BUSINESS DEVELOPING SOCIAL TECHNOLOGIES. WE OWN THE KOINICLUB.COM WHICH IS GOING GREAT GUNS WITH 150,000+ MEMBERS. IT IS INNOVATIVE AND WE HAVE JUST DONE OUR REGISTRATION STATEMENT TO BECOME LISTED. CRAZY! I HERE YOU SAY, WELL, MAYBE, BUT WE DECIDED THAT WE WANTED TO LOOK AT THE MARKETS TO ALLOW PEOPLE TO GET INVOLVED WITH OUR BUSINESS WHILE WE ARE DEVELOPING AND RAISE FUNDING IN THAT WAY. FOR US IT MAKES MORE SENSE TO GO TO MARKET AND ALLOW OUR INVESTORS TO BUY SHARES IN OUR COMPANY AT A MARKET DICTATED PRICE THAN STAY PRIVATE AND RELY ON VENTURE CAPITAL FIRMS FOR OUR FUNDING NEEDS. IT MAY SEEM A LITTLE OFF THE WALL BUT IT WORKS FOR US, AND WITH THE FIRST DAY OF TRADING PRODUCING 150% FOR LINKEDIN IT WOULD SEEM THAT BEING ABLE TO OFFER LISTED SHARES IN SOCIAL TECHNOLOGY BUSINESS RIGHT NOW IS NOT SUCH BAD {SIC} IDEA."

2. FURTHER TO THE ABOVE COMMENT, TO THE EXTENT KNOWN, PLEASE EXPLAIN TO US IN YOUR RESPONSE LETTER THE CIRCUMSTANCES SURROUNDING THESE MEDIA REPORTS AND
PUBLIC COMMUNICATIONS BY OFFICERS AND DIRECTORS OF THE COMPANY AND OTHER SOURCES, IF KNOWN. PLEASE DESCRIBE THE NATURE OF THE RELATIONSHIP BETWEEN THE COMPANY AND ANY SUCH OTHER SOURCES. WITH RESPECT TO ANY SUCH REPORTS OR COMMUNICATIONS THAT ARE NOT AVAILABLE ELECTRONICALLY, PLEASE TELL US THE EXTENT AND CIRCUMSTANCES OF THEIR DISTRIBUTION. IN ADDITION, PROVIDE US WITH YOUR ANALYSIS AS TO HOW YOU BELIEVE THESE COMMUNICATIONS DO NOT CONSTITUTE AN OFFER FOR PURPOSES OF THE SECURITIES ACT.

Response to Comments #1 and #2:

     The excerpt of the press release noted above ("press release") was published on the Koini Press page, HF-Markets [a personal blog of our Director, David Bradley-Ward ("DBW")], and EvanCarmichael.com, an article aggregator of entrepreneurs' comments and news. A full copy of the press release is attached to this letter. We are not aware of any other article, media report, press release or other public communication that has been made by the company or our representatives that discusses our anticipated initial public offering. The initial links where the press release was published are as follows:

http://hf-markets.com/2011/05/linkedin-100-rise-on-the-first-day-of-trading%E2%8
0%A6-tech-bubble-anyone/

http://www.evancarmichael.com/Sales/5107/Linkedin-tops-150-rise-on-the-first-day
-of-trading-tech-bubble-anyone.html

http://www.koini.com/press/linkedin-100-rise-on-the-first-day-of-trading-tech-bu bble-anyone/

Based on our interview with DBW, the press release was simply an effort by DBW to disclose that DBW had a connection with Networking Partners, Inc. (i.e., "Look at me" type thing) and was not intended to prep or condition the market for our common stock.

In addition to the links above, the following sites "scraped" the article:

http://www.pr-inside.com/linkedin-100-rise-on-the-first-r2605074.htm

http://www.evancarmichael.com/Sales/5107/Linkedin-tops-150-rise-on-the-first-day
-of-trading-tech-bubble-anyone.html

http://www.feedagg.com/feed/4895676/Koinicom-Press-Releases

http://hf-markets.com/2011/05/linkedin-100-rise-on-the-first-day-of-trading%E2%8
0%A6-tech-bubble-anyone/

http://www.koini.com/press/linkedin-100-rise-on-the-first-day-of-trading-tech-bu bble-anyone/
http://www.5z5.com/Feeds/?0d5a3c5c1174eaf9

Some of the sites immediately above simply scrape articles and blogs. Additional sites that have scraped the article are:

http://hf-markets.com/2011/05/networking-partners-inc-announces-that-the-koinicl ub-com-site-integrates-facebook-news-feed/

http://www.koini.com/press/networking-partners-inc-announces-that-the-koiniclubc om-site-integrates-facebook-news-feed/

http://www.feedagg.com/feed/4895676/Koinicom-Press-Releases

http://www.5z5.com/Feeds/?0d5a3c5c1174eaf9

http://hf-markets.com/2011/05/networking-partners-koiniclub-com-site-hits-150000
-members/

http://www.pr-inside.com/networking-partners-koiniclub-com-site-r2599014.htm

     We have searched Bing, Google, Dogpile and Yahoo and the above links are all that we could find.

     Aside from the personal blog of DBW, the Company does not have any relationship with the sites that published, scraped or reproduced the press release.

REMEDIAL ACTION

     After receiving the Comment Letter, our Board of Directors has severely admonished DBW for his actions in publishing the press release. We have also emphasized to all officers, directors and employees the significance of complying with the quiet period and have forbidden any verbal or written mention or discussion of our registration statement or plan to sell common stock.

     In order to halt any further scraping of the site and posting of the article, we have removed the press release from the following sites:

www.hf-markets.com

www.koini.com/press

www.evancarmichael.com

However, we were unable to remove the article from the following sites:

http://www.pr-inside.com/linkedin-100-rise-on-the-first-r2605074.htm

http://www.5z5.com/Feeds/?0d5a3c5c1174eaf9

http://www.feedagg.com/feed/4895676/Koinicom-Press-Releases

http://www.chinaproductreviews.com/html/tag/tech (this has the title of the press release but returns a 404 error and does not show the article)

     We have emailed PR-Inside and asked them to remove the article. Other sites are simply automated Google Ad-Sense farms that basically scrape any and all data from everywhere they can find it and serve Google ads on the pages.

     There are thousands of other sites and the only way to search those sites is via the search engines. The Google-bot is the most voracious of all the robots searching for things to index and many of the search engines just scrape Google indexed material.

     We have also searched Dogpile, Ask Jeeves, 20 Search, "All the web," Alta Vista, AOL Search, Excite, Gigablast, Iwon, Joeant, Lycos, Mamma, Netscape, DMOZ, Webcrawler. The press release does not show up on these sites and they all return "page not found" or another landing page.

     We will continue to monitor these sites and if possible, remove the press release or the link to the press release from the sites. However, we may not have control over these sites.

     ANALYSIS OF IF WE BELIEVE THESE COMMUNICATIONS CONSTITUTE AN OFFER FOR PURPOSES OF THE SECURITIES ACT.

     We do not believe publication of the press release violates the Securities Act because (i) it was not authorized by the Company (our first knowledge of its existence was when we received the Comment Letter); (ii) at the time the press release was published, there had been a lot of publicity about social networking companies making initial public offerings (i.e., Renn (Chinese company), LinkedIn and lots of talk about Facebook's deal with an investment banker) and DBW simply got caught up in the moment and wanted to let his friends know that he was involved with the Company (i.e., "look at me, I am involved with a social networking company.") and he did so without any intention of prepping or conditioning the market for our common stock; (iii) after canvassing our employees, officers and directors, we have been advised that none of them received any phone calls, emails or other communications from persons who had seen the press release asking or talking about our offering or our common stock; and (iv) our common stock is not presently traded or quoted on a stock exchange or quotation service.

Going Forward

     In fairness to all potential investors in our Company, we believe that we should amend our prospectus to include the full text of the press release, an explanation of the circumstances surrounding its publication and adding a risk factor regarding consequences if we were found to have violated the Securities Act as a result of the press release's publication.

Therefore, we propose to add the following disclosure and risk factor to our prospectus:

     "Information about Networking Partners has been published in a press release appearing in May 2011, on the following websites:

http://hf-markets.com/2011/05/linkedin-100-rise-on-the-first-day-of-trading%E2%8
0%A6-tech-bubble-anyone/

http://www.evancarmichael.com/Sales/5107/Linkedin-tops-150-rise-on-the-first-day
-of-trading-tech-bubble-anyone.html

http://www.koini.com/press/linkedin-100-rise-on-the-first-day-of-trading-tech-bu bble-anyone/

     The text of the press release, which is included in this prospectus as Appendix A, contains information derived from a press release made by one of our Directors, David Bradley-Ward, after the filing of our registration statement of which this prospectus is a part. The press release includes quotations from David Bradley-Ward and has been reprinted or republished on a number of other websites. The press release presented certain statements about our Company in isolation and did not disclose any of the related risks and uncertainties described in this prospectus. The press release also mentioned LinkedIn and its initial public offering. Our Company is much smaller and not any where close to being as successful, popular or profitable as LinkedIn; therefore, prospective purchasers of our common stock should disregard the LinkedIn reference in the press release. As a result, the press release should not be considered in isolation and you should make your investment decision only after reading this entire prospectus carefully.

     You should carefully evaluate all the information in this prospectus, including the risks described in this section and throughout this prospectus.

     We do not believe our involvement in the press release constitutes a violation of Section 5 of the Securities Act of 1933. However, if our involvement were held by a court to be a violation of the Securities Act of 1933, we could be required to repurchase the shares sold to purchasers in this offering at the original purchase price, plus statutory interest from the date of purchase, for a period of one year following the date of the violation. We would contest vigorously any claim that a violation of the Securities Act occurred. The SEC has also requested additional information concerning the publication of the press release.

     See the Risk Factor entitled "IF OUR INVOLVEMENT IN A MAY 2011 PRESS RELEASE WERE HELD TO BE IN VIOLATION OF THE SECURITIES ACT OF 1933, WE COULD BE REQUIRED TO REPURCHASE SECURITIES SOLD IN THIS OFFERING. YOU SHOULD RELY ONLY ON STATEMENTS MADE IN THIS PROSPECTUS IN DETERMINING WHETHER TO PURCHASE OUR SHARES."

     We would propose to add the following risk factor to our prospectus:

"IF OUR INVOLVEMENT IN A MAY 2011 PRESS RELEASE WERE HELD TO BE IN VIOLATION OF THE SECURITIES ACT OF 1933, WE COULD BE REQUIRED TO REPURCHASE SECURITIES SOLD IN THIS OFFERING. YOU SHOULD RELY ONLY ON STATEMENTS MADE IN THIS PROSPECTUS IN DETERMINING WHETHER TO PURCHASE OUR SHARES.

     The text of the press release, which is included in Appendix A to this prospectus, contains information derived from a press release made by one of our Directors, David Bradley-Ward, after the filing of our registration statement of which this prospectus is a part. The press release includes quotations from David Bradley-Ward and has been reprinted or republished on a number of other websites. The press release presented certain statements about our Company in isolation and did not disclose any of the related risks and uncertainties described in this prospectus. The press release also mentioned LinkedIn and its initial public offering. Our Company is much smaller and not any where close to being as successful, popular or profitable as LinkedIn; therefore, prospective purchasers of our common stock should disregard the LinkedIn reference in the press release. As a result, the press release should not be considered in isolation and you should make your investment decision only after reading this entire prospectus carefully.

     You should carefully evaluate all the information in this prospectus, including the risks described in this section and throughout this prospectus.

     We do not believe our involvement in the press release constitutes a violation of Section 5 of the Securities Act of 1933. However, if our involvement were held by a court to be a violation of the Securities Act of 1933, we could be required to repurchase the shares sold to purchasers in this offering at the original purchase price, plus statutory interest from the date of purchase, for a period of one year following the date of the violation. We would contest vigorously any claim that a violation of the Securities Act occurred. The SEC has also requested additional information concerning the publication of the press release." (End of risk factor)

     The only representatives of our Company who will be authorized to make investor presentations on our behalf are Enzo Taddei, our CFO, and Pino G. Baldassarre, our President. Neither DBW nor any of our other employees, officers or directors will make investor presentations in connection with our offering.

     Based on the foregoing, we would appreciate the Staff working with our securities counsel, David E. Wise, Esq., to resolve these two comments, so that we can move forward with an amendment to our Form S-1.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                          Law Offices of David E. Wise
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                             Email: wiselaw@gvtc.com

Sincerely,


By: /s/ Pino G. Baldassarre
    -------------------------------
    Pino G. Baldassarre
    President

                                   APPENDIX A

TORONTO MAY 19TH, NETWORKING PARTNERS INC . (HTTP://WWW.NETWORKINGPARTNERS.COM) a company that develops social technologies and invests in and acquires the same. The Company is the owner of the social networking site KoiniClub.com that has 145,000+ members and is the foremost social networking site that concentrates on competitions between its members. Ranked highly in the world's most popular sites KoiniClub.com is the foundation of the Company's development of social technologies.

Linkedin, the business social network will start trading today after increasing its IPO price from $42 to $45, valuing the Company at around $4.3 billion. That is a huge number, especially for a company that does not expect to be profitable next year. The media therefore is unanimous; the tech bubble is back!! The first day of trading for Linkedin can only help to fuel that kind of sentiment with the share price increasing at one stage to $120 dollars a 150%+ increase over the IPO price!

So is the tech bubble back? Well we have huge valuations for Twitter and Facebook, we also have nerdy 20 something's getting rich and billion dollar takeover bids for Twitter and Groupon have filled the headlines. We now see 150% first day trading for an IPO, so it must be true right?

Well yes and no. Let's look first at the relative valuations of the companies that are seen as the bubble companies. Facebook has a valuation after Goldman Sachs' latest investment of $75 billion that is a valuation on reported revenue of $4bn which is 20x. Zynga the gaming company is valued at $10 billion on $2bn of revenue which is only 5x. Groupon is $15bn valuation 7x revenue and Twitter is higher than all these on 28x revenue making a $7bn valuation. Linkedin by the way, at the valuation placed on it by the market today is 32x.

The bottom line is that it is a few investors getting hot under the collar about a few companies whose revenues make the valuations not way out of the stratosphere. We are not at stage where we are in Boo.com or any of those massively overvalued farces, the valuations been placed on Internet companies at the moment are a result of 10 years of understanding by investors who have some idea what may make money and what won't.

The thing that the investor must be asking is `are these companies fully valued at these levels?' We have literally bought the t-shirt and watched the movie on Facebook and we know that the valuation has been getting bigger and bigger since day one and that cannot go on forever. Some investors have made billions and maybe now is their time for an exit. So are these hyper-IPO's a good investment? To be honest I don't know, but on the subject of this article, Linkedin, I can offer some opinion.

For a start off when did you last use it? I set up a profile a long time ago and have not touched it since then; I also have not received an invite from anyone on Linkedin for a long, long time. It is not just Linkedin, I am a member of other business networks that I have also ignored so I am not sure that looking at Linkedin as a social network is right. I asked a colleague what Linkedin is now, they said `Isn't is just a jobs board now?' Fans of Linkedin say its revenue base is better than Facebook et al because of the fact it has more than just advertising and that seems to me to be the way of the future, but $4 billion dollars worth? I am not so sure. I have read an article today that says in 5 years time Linkedin will be worth $25 billion I don't see how. The guys over there, especially Reid Hoffman, are obviously very talented so maybe it will be the inevitable purchase of other businesses that will propel Linkedin forward, your guess is as good as mine.

I think what Linkedin has done, however, is put down a marker for the sector. It is saying social is it, it is here, and you can make money out of it if you have the right idea. As an investor, therefore, I would be looking at where I can get value from reflected glory, where I can get in on these kinds of businesses on the ground floor.

Now, I have to make a full disclosure here. I am a director of Networking Partners Inc, a business developing social technologies. We own the KoiniClub.com which is going great guns with 150,000+ members. It is innovative and we have just done our registration statement to become listed. Crazy! I here you say, well, maybe, but we decided that we wanted to look at the markets to allow people to get involved with or business while we are developing and raise funding in that way. For us it makes more sense to go to market and allow our investors to buy shares in our company at a market dictated price than stay private and rely on venture capital firms for our funding needs. It may seem a little off the wall but it works for us, and with the first day of trading producing 150%+ for Linkedin it would seem that being able offer listed shares in social technology business right now is not such a ad idea.

The long and the short of it is that we may be seeing huge valuations for some Internet companies but we are far from the tech bubble that saw such beauties as Webvan.com which saw $375 million down the toilet in eighteen months, Pets.com who devoured $82 million in nine months and my personal favorite Boo.com who burned through $160 million in less than two years. These companies were just the tip of the iceberg; I met several companies who were raking in huge funding for ideas that were even more crazy. I am not sure that we have got to that stage again yet, but when companies such as ours and others begin to give any sort of return then we are bound to see others following just like that tech bubble we saw ten years ago.

If you want to see how this happens and IS happening today then take a look at the Groupon situation. The daily deals site comes from nowhere, gets an offer from Google for nearly $7 billion (and turns it down) and then we see hundreds, if not thousands of clone sites instantly pop up.

If today has taught us anything with the Linkedin trade it is the old adage `The key to the game of making money is to get in early'. By the way that name you are now looking back in this article for is Networking Partners Inc.